82-4981

SUPPL

Sogecable

SECRETARIA GENERAL

Avenida de los Artesanos, 6
28760 Tres Cantos - Madrid
Tel: (34-91) 736.70.22
Fax: (34-91) 736.89.05

A/To:	**Mr. Paul Dudek – Office of International Corporate Finance Securities and Exchange Commission**
No. Fax:	**1.202.942.96.24**
C/c	
De/From:	**Mr. Iñigo Dago**
No. Fax:	**91-736.89.05**
Fecha/Date:	**25/03/03**
No.de páginas:(incluída esta): 42	
No. of pages (incl. this one):	

03007748

Could you please confirm the reception of this fax.

dlw 4/8

Sogecable

Rule 12g3-2(b) nº: (82-4981)

Office of International Corporate Finance,
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

March 24TH, 2003

Rule 12g3-2(b) Exemption of Sogecable S.A.

Dear Sirs,

Please find enclosed the following information on SOGECABLE, S.A., which is furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended ("Exchange Act") and which updates the information enclosed with the previous letters, the last of which was dated November 12, 2002.

I. DISCLOSURE OF RELEVANT EVENTS AND OTHER COMMUNICATIONS FILED WITH THE SPANISH SECURITIES COMMISSION.

(i) The Spanish Cabinet held on November 29th approved the integration of Via Digital within Sogecable Group subject to the fulfillment of 34 conditions relating to competition. (Notice issued on November 29th, 2002)
(ii) Notice issued on December 2nd, 2002 of the Spanish Cabinet's decision on the integration of Via Digital within Sogecable Group.
(iii) Notice issued on January 29th, 2003 regarding the agreement signed on the same date by Sogecable and Telefónica in order to proceed with the integration of Via Digital within Sogecable Group.
(iv) Notice issued on January 30, 2003 extending the information communicated yesterday by Sogecable.
(v) Notice issued on February 19th, 2003 regarding the convening of the General Shareholders meeting to the held on 2003.

II. REPORTS FILED WITH THE SPANISH SECURITIES COMMISSION

(i) The second half year report of 2002.

The information set forth in this letter and enclosed herewith is being furnished with the understanding (i) that the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended, and (ii) that neither this letter nor the furnishing of the enclosed constitutes an admission for any purpose that Sogecable, S.A. is subject to the Act.

Yours faithfully,

D. Iñigo Dago
General Secretary

Avda. de los Artesanos nº6 - 28760, Tres Cantos, Madrid
Tel. 91 736 70 00 Fax 91 736 89 05

Rule 12g3-2(b) nº: (82-4981)

Enclosure I (i)

November 29, 2002

COMMUNICATION OF RELEVANT INFORMATION

The Spanish Cabinet has today published its conditional authorisation of the agreement signed by and between Sogecable and Admira on May 8, 2002, for the merger of the television subscription businesses of Sogecable and Distribuidora de Televisión por Satélite (Vía Digital).

According to information provided on the web site www.la-moncloa.es the agreement of the Spanish Cabinet is worded as follows:

THE MERGER OF THE DIGITAL TELEVISON PLATFORMS IS AUTHORISED SUBJECT TO THE FULFILMENT OF 34 CONDITIONS RELATING TO COMPETITION

- The rights of the consumer guaranteeing plurality of information and of content are expressly protected.
- Consumers may not be subject to any additional costs; prices for the service may not rise in 2003 and must only rise by an amount lower than inflation during the subsequent three years.
- Third-party rights to football and films are to be guaranteed, as is competition in emerging markets.

Madrid, November 29, 2002

Rule 12g3-2(b) nº: (82-4981)

Enclosure I (ii)

December 2, 2002

COMMUNICATION OF RELEVANT INFORMATION

The Spanish Cabinet, in its meeting on Friday, November 29, 2002, approved two agreements relating to the authorisation of the merger consisting of the integration of DTS (Distribuidora de Televisión por Satélite, S.A. (Vía Digital) in Sogecable, S.A. The first agreement includes the general conditions that must be fulfilled in order to authorise the operation and the second establishes the specific conditions relating to football matches, which will be submitted to the jurisdiction of the European Commission for its opinion in relation to file COMP/37.652 (AVS II), relating to the application of Article 81.3 of the Treaty of the European Community to the agreement, the authorisation of which was requested on September 30, 1999.

The said conditions are available to the public on the web site www.la-moncloa.es

The governing bodies of Sogecable will shortly study these conditions, in addition to the decision of the European Commission, once this has been given, for the purpose of proceeding with the current move towards the integration of Vía Digital in Sogecable, should the conditions imposed by viable to both parties.

Rule 12g3-2(b) n°: (82-4981)

Enclosure I (iii)

Tres Cantos, January 29, 2003

COMMUNICATION OF RELEVANT INFORMATION

The respective Chairmen of Sogecable and Telefónica have today signed an agreement to proceed with the integration process of Sogecable and Vía Digital, which commenced on May 8, 2002.

This agreement represents the continuance of the afore-mentioned integration process. The relevant administrative measures are being taken to this effect. As has been made public, the Spanish Cabinet authorised this merger on November 29, 2002, albeit imposing 34 conditions that Sogecable and Telefónica must fulfil. The condition contained in the agreement of the Spanish Cabinet that both detailed programmes of operations should be presented to the Competition Service (SDC) within a maximum time limit of two months, including the manner in which the conditions imposed by the Spanish Cabinet are to be executed, has been fulfilled today.

Likewise, both parties have today presented an administrative judicial appeal to Court Three of the Spanish Supreme Court requesting the annulment of those conditions that they consider to be unlawful. In particular, this claim relates to conditions one, thirteen, eighteen, nineteen and twenty-four of the agreement regarding markets other than those in respect of sports broadcasts.

By virtue of the agreement signed today, the conversion ratio communicated to the Spanish National Securities and Exchange Commission is unalterable. This was made by means of a communication of relevant information on May 8, 2002 and which represents Sogecable carrying out a capital increase of 28,981,121 new shares issued. This corresponds to 23% of the resulting capital, the purpose of which is to be subscribed by the current shareholders of Vía Digital.

The agreement envisages the possibility, initially excluded, that the final shareholding of Telefónica in the share capital of Sogecable exceeds the shareholding of the main shareholders of the company (Prisa and Groupe Canal +) which, after the dilution arising from the capital increase and the conversion of all 100% of the share capital of Vía Digital, would be 16.38% of the resulting share capital. Telefónica renounces the exercise of the rights over the excess on the said percentage, should this be the case.

The agreement includes the intention of Telefónica to remain a shareholder in Sogecable during a minimum of three years from the date of the conversion of the shares.

Telefónica will take part in the Board of Directors' meetings of Sogecable with the same representation as the main shareholders, Prisa and Group Canal +.

In order to collaborate in the financing of the operation, Prisa, Groupe Canal + and Telefónica will contribute via a participation loan to the amount of 150 million euros, 50 million euros each, with a maturity period of 10 years.

In addition, Sogecable will offer its shareholders the possibility to participate in a subordinated loan of 175 million euros, the subscription of which is guaranteed by Telefónica. This subordinated loan shall have a maturity period of 9 years and will include the issue of warrants equivalent to 1% of the capital of Sogecable in its remuneration.

Vía Digital's debt as of April 30, 2003 may not exceed 425 million euros, likewise, Sogecable's debt, as of the same date, may not exceed 705 million euros.

Sogecable and Telefónica hereby ratify their agreement to the integration operation signed in May 2002.

Rule 12g3-2(b) nº: (82-4981)

Enclosure I (iv)

Tres Cantos, January 30, 2003

COMMUNICATION OF RELEVANT INFORMATION

In addition to the relevant information communicated yesterday about the agreement reached between Sogecable and Telefónica for the continuance of the integration process of Sogecable and Vía Digital, that began on May 8, 2002, Sogecable hereby communicates certain aspects relating to the participation loan that they have undertaken to provide Prisa, Groupe Canal + and Telefónica, as well as to the financing of the operation by means of a subordinated loan in which the shareholders of Sogecable may participate.

The participation loan shall have a value of 150 million euros and shall be paid up, at the amount of 50 million euros, by each of the shareholders: Prisa, Groupe Canal + and Telefónica. This loan shall be considered to be accountable shareholders' equity (net wealth) and does not envisage the possibility of its conversion into capital. The maturity period is 10 years and it will generate a maximum interest rate of 11 percent per annum.

In respect of the conditions applicable to the subordinated loan, Sogecable will offer its shareholders the possibility of subscribing to the subordinated loan to the amount of 175 million euros, intended to reinforce the financial stability of the company and which has a maturity period of 9 years. It will generate annual interest of 10.28% and will include the issue of warrants equivalent to 1% of the share capital of Sogecable (1,272,777 warrants) in its remuneration. Telefónica will undertake the obligation of subscribing the amount of the loan that is not subscribed by the rest of the shareholders of Sogecable, up to the said maximum amount.

Rule 12g3-2(b) n°: (82-4981)

Enclosure I (v)

Tres Cantos, February 19, 2003.

COMMUNICATION OF RELEVANT INFORMATION

We hereby inform you that the Board of Directors of SOGECABLE, S.A. has decided to call a General Shareholders' Meeting to be held in Tres Cantos (Madrid), on first call, on May 12, 2003, and on second call on May 13, 2003. The General Meeting is foreseeably to be held on the second call.

The Agenda to be dealt with shall be:

1. Examination and approval, as applicable, of the Annual Accounts - Balance Sheet, Profit and Loss Account and Report - and the Management Report, both of the company and of its consolidated group, corresponding to the financial year 2002, and the motion for the application of the results.

2. Approval of the management of the Board of Directors during the financial year 2002.

3. Dismissal and appointment of Directors.

4. Adoption of the appropriate resolutions in relation to the Accounts Audit of the company and of its consolidated group, under the scope of the terms of articles 42 of the Code of Commerce and 204 of the Public Limited Companies Act.

5. Capital increase by the amount of 57,962,242 euros, by means of the issue of 28,981,121 ordinary shares of 2 euros of nominal value each, which shall be wholly paid up by means of the non-pecuniary contribution of the shares of "DTS Distribuidora de Televisión Digital, S.A." (Vía Digital); the complete elimination of the right of first refusal and the prevision for incomplete subscription; the delegation of powers in favour of the Board of Directors for the undertaking of the resolutions that are adopted in this respect, including for the determination of the issue bonus in accordance with the procedure that the General Shareholders' Meeting establishes, and for the amendment of article 5 of the Company By-laws".

6. Amendment of articles 8 (Rights of the shareholders in capital increases), 10 (Instalment payments on subscribed stock), 12 (General Shareholders' Meeting), 13 (Types of Meetings), 15 (Quorum), 16 (Quorum for certain resolutions), 19 (Minutes), 23 (Call, Establishment and Adoption of Resolutions), 25 (Delegation of powers), 30 (The Executive Committee, Composition), 31 (Functioning and resolutions) and 33 (Regarding the Managing Directors) and the addition of a new article 33 bis (Audit and Compliance Committee) into the Company By-laws.

7. Issuing of warrants, that incorporate the right to subscribe to newly-issued shares of Sogecable, S.A. and the consequent capital increase, in order for the same to be undertaken, with the complete exclusion of the right of first refusal, and the corresponding amendment of article 5 of the Company By-laws. The nature of the issue of the shares is that of 26 euros per share, 2 euros corresponding to the nominal value and 24 euros to the share issue bonus.

8. Issuing of securities that can be converted and/or exchanged for shares of the company itself, with the complete exclusion of the right of first refusal and the delegation of the undertaking of this resolution to the Board of Directors. The setting of the bases and forms of conversion and/or exchange and share capital increase to the necessary amount. Delegation of those matters concerning the issue that are not determined by the Meeting to the Board of Directors.

9. Share option plan for the executive directors and managers of the company, with authorisation of and delegation to the Board of Directors in relation to this matter, including powers to increase the share capital pursuant to the terms of section 153.1.b) of the Public Limited Companies Act, with the power to exclude the right of first refusal.

10. Authorisation for the direct or indirect derivative acquisition of own shares within the legal requirements and limits, with the authorisation granted for the derivative acquisition of own shares granted at the General Shareholders' Meeting of April 16, 2002 being rendered as without effect with respect to the part that is not used.

11. Authorisation to the Board of Directors of the company, on the widest terms, for the complete undertaking and performance of the preceding resolutions, expressly including the exercise of the powers to interpret, rectify and complete the same and the public recording thereof.

In accordance with the terms of the additional third provision of the Royal Decree 291/1992, of March 27, SOGECABLE, S.A. shall forward its annual accounts and individual and consolidated management reports, together with the corresponding audit reports, to the respective Stock Exchange Managing Companies and the Spanish Securities and Exchange Commission, no later than the date of publication of the announcement of the call of the General Meeting.

Yours Faithfully,

(signature - illegible)

Rule 12g3-2(b) nº: (82-4981)

Enclosure II

SECURITY REFERENCE:

GENERAL

INFORMATION CONCERNING:

HALF-YEAR 31 DECEMBER YEAR 2002

I. IDENTIFYING DATA OF ISSUER

Company Name:

SOGECABLE, S.A.

Company Registered Office:

AVDA. DE LOS ARTESANOS, 6 - 28760 TRES CANTOS - MADRID

TAX nº

A-79114815

Persons assuming responsibility for this information, responsible for holding and identifying the powers of faculties by which they hold the representation of the company:

Firma:

INIGO DAGO ELORZA - General Secretary. Powers of representation according to hte public instrument dated 26/02/2001, protocol no. 655.

FERNANDO MARTINEZ ALBACETE- Economic-Financial Director. Power of representation according to the public deed dated 30/10/2001, protocol no. 3.475

HALF-YEARLY INFORMATION CONTENT
(mark with an X in the affirmative)

		Individual	Consolidated
I. Identifying Data of the Issuer	0010	X	X
II. Variation of the Consolidated Group	0020		X
III. Presentation Bases and Norms of Valuation	0030	X	X
IV. Balance Sheet of the Situation	0040	X	X
V. Profit and Loss Account	0050	X	X
VI. Distribution by Activity of Net Business Figure	0060	X	X
VII. Number of Persons Employed	0070	X	X
VIII. Evolution of the Business	0080	X	X
IX. Dividends Distributed	0090	X	
X. Significant Facts	0100	X	X
XI. Explanatory Appendix of Significant Facts	0110	X	X
XII. Special Auditors Report	0120		

II. VARIATION OF THE COMPANIES THAT MAKE UP THE CONSOLIDATED GROUP (19)

In relation to the Consolidated Annual Accounts ending at December 31, 2002, no new company has been incorporated into nor any company excluded from the Consolidated Group, compared with the Consolidated Annual Accounts ending at December 31, 2001.

III. PRESENTATION BASES AND VALUATION NORMS

(In the drawing up of the data and information of a financial-accounting nature included in this periodical public document, the principles, valuation norms and accounting criteria in force for drawing up information of a financial-accounting nature to be incorporated into the annual accounts and intermediate financial reports relating to the sector that the entity belongs to shall be applied. If, exceptionally the generally accepted accounting principles and criteria required by the corresponding norm in force have not been applied, this fact shall be indicated with suffiecient cause given. It shall be necessary to explain the influence that the lack of application thereof may have on the patrimony, the financial situation and the results of the company or its consolidated group. In addition, and with a similar scope to the foregoing, mentioned should be made of and comment made upon the modifications that, as appropriate and being related to the latest audited annual accounts, may have taken place in the accounting criteria used in the drawing up of the information that is attached. If the same principles, criteria and accounting policies that were used in the last annual accounts are applied, and if they correspond to the terms of the accounting norms in force that may apply to the entity, this shall be expressly indicated).

In the preparation of the financial and accounting information included in the present periodical informative document, the principal guidelines and criteria for valuation have been applied established in the rules in force for the preparation of financial and accounting information for annual accounts and interim financial statements.

In the yearly information presented relating to the average number of employees in the consolidated group, both of the financial year 2002 and the financial year 2001, those personnel contracted through campaigns by the group company CATSA are excluded, in the same way that this information is presented in the consolidated annual accounts corresponding to the previous financial years.

NOTE: In the event of the space reserved in these tables being insufficient for the explanations requested, the company shall be entitled to attached such additional pages as it may consider necessary..

IV. BALANCE SHEET OF THE SITUATION OF THE INDIVIDUAL COMPANY

Units: Miles of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	0200		
I. Establishement overheads	0210	12.797	15.044
II. Tied-up non-material assets	0220	107.030	110.809
II.1. Property rights under financial lease	0221		
II.2. Other non-material real estate	0222	107.030	110.809
III. Tied-up material assets	0230	6.494	18.686
IV. Tied-up financial assets	0240	412.709	442.050
V. Own long term shares	0250	591	701
VI. Long term debtors by traffic operation	0255		
B) REAL ESTATE (1)	0260	539.621	587.290
C) OVERHEADS TO DISTRIBUTE IN SEVERAL FINANCIAL YEAR	0280		1.182
I. Shareholders by required subscription	0290		
II. Stocks	0300	153.272	149.623
III. Debtors	0310	305.551	239.325
IV. Short term financial investments	0320	4	2.356
V. Own short term shares	0330		
VI. Treasury	0340	3.506	307
VII. Adjustments for periodification	0350	22.161	25.511
D) ASSETS IN CIRCULATION	0360	484.494	417.122
TOTAL ASSETS (A + B + C + D)	0370	1.024.115	1.005.594

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	0500	194.048	194.048
II. Reserves	0510	204.906	200.028
III. Results prev. Financial years	0520	-45.102	-45.102
IV. Period result	0530	-58.537	1.603
V. Account dividends in financial year	0550		
A) OWN FUNDS	0560	295.315	350.577
B) EARNINGS TO DISTRIBUTE OVER SEVERAL FINAN. YEARS (3)	0590		
C) PROVISIONS FOR RISKS & EXPENSES	0600	13.274	14.701
I. Issue obligations & other negotiable stock	0610		
II. Bebts with credit entities	0615	198.270	116.576
III. Debts with Group Companies & Associates	0620		1.479
IV. Long term creditors by traffic operations	0625		
V. Other long term debts	0630	18.990	37.435
D) LONG TERM CREDITORS	0640	217.260	155.490
I. Issue obligations & other negotiable stock	0650		
II. Debts with credit entities	0655	73.294	146.565
III. Debts with Group Companie & Associates	0660	145.633	86.514
IV. Commercial creditors	0665	247.668	219.278
V. Other short term debts	0670	30.288	30.374
VI. Adjustments for periodification	0680	1.383	2.095
E) SHORT TERM CREDITORS (4)	0690	498.266	484.826
F) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	0695		
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	1.024.115	1.005.594

V. INDIVIDUAL COMPANY RESULTS

Units: Miles of Euros

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	0800	678.223	100,00%	669.353	100,00%
+ Other earnings (6)	0810		0,00%	18	0,00%
+/- Variation all Stocks	0820		0,00%		0,00%
= **TOTAL PRODUCTION VALUE**	0830	**678.223**	100,00%	**669.371**	100,00%
- Net Purchases	0840	-398.600	-58,77%	-386.656	-57,77%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	0850		0,00%		0,00%
- External & Operating overheads (7)	0860	-153.684	-22,66%	-170.919	-25,53%
= **ADJUSTED ADDED VALUE**	0870	**125.939**	18,57%	**111.796**	16,70%
+/- Other Overheads & Earnings (8)	0880		0,00%		0,00%
- Personnel Overheads	0890	-55.652	-8,21%	-50.974	-7,62%
= **GROSS OPERATING RESULTS**	0900	**70.287**	10,36%	**60.822**	9,09%
- Endowment Real Estate Amort	0910	-18.970	-2,80%	-33.640	-5,03%
- Endowment Reversion Fund	0915		0,00%		0,00%
- Provisional Variation in Circulation (9)	0920		0,00%		0,00%
= **NET OPERATING RESULT**	0930	**51.317**	7,57%	**27.182**	4,06%
+ Financial Earnings	0940	11.219	1,65%	8.354	1,25%
- Financial Overheads	0950	-18.939	-2,79%	-14.027	-2,10%
+ Interest & Cap. Exchange Rate Differences	0960		0,00%		0,00%
- Endowment Amort. & Financial Provisions (10)	0970		0,00%		0,00%
= **RESULTS ORDINARY ACTIVITIES**	1020	**43.597**	6,43%	**21.509**	3,21%
+/- Results from non-material & Material Real Estate & Control Portfolio (11)	1021		0,00%	40.274	6,02%
- Variation Provs. Non-material & Material Real Estate & Control Portfolio (12)	1023	-87.485	-12,90%	-53.454	-7,99%
+/- Results by Operations with shares & Own Obligations (13)	1025		0,00%		0,00%
+/- Results Prev. Fin Years (14)	1026		0,00%		0,00%
+/- Other Extraordinary Results (15)	1030	-243	-0,04%	343	0,05%
= **RESULTS BEFORE TAXES**	1040	**-44.131**	-6,51%	**8.672**	1,30%
+/- Company Taxes and Others	1042	-14.406	-2,12%	-7.069	-1,06%
= **RESULT OF FINANCIAL YEAR**	1044	**-58.537**	-8,63%	**1.603**	0,24%

IV. BALANCE SHEET OF SITUATION OF CONSOLIDATED GROUP

Units: Miles of Euros

ASSETS		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
A) SHAREHOLDERS BY NON-REQUIRED SUBSCRIPTION	1200		
I. Establishment overheads	1210	26.267	39.357
II. Tied-up Non-material assets	1220	244.580	259.206
II.1. Property rights under financial lease	1221	11.038	
II.2. Other non-material real estate	1222	233.542	259.206
III. Tied-up material assets	1230	252.608	269.100
IV. Tied-up financial assets	1240	337.162	417.476
V. Long term holding co. shares	1250	591	701
VI. Long term debtors by traffic operation	1255		
B) REAL ESTATE (1)	1260	**861.208**	**985.840**
C) CONSOLIDATED GOODWILL	1270	1.916	3.606
D) OVERHEADS TO DIST IN SEVERAL YEARS (2)	1280	117.852	89.393
I. Shareholders by required subscription	1290		
II. Stocks	1300	164.183	164.876
III. Debtors	1310	249.506	285.866
IV. Short term financial investments	1320		2.742
V. Own short term shares	1330		
VI. Treasury	1340	9.961	6.317
VII. Adjustments for periodification	1350	50.609	49.030
E) ASSETS IN CIRCULATION	1360	**474.259**	**508.831**
TOTAL ASSETS (A + B + C + D + E)	1370	**1.455.235**	**1.587.670**

LIABILITIES		CURRENT FINANCIAL YEAR	PREVIOUS FINANCIAL YEAR
I. Capital subscribed	1500	194.048	194.048
II. Reserves Holding Co.	1510	159.804	154.926
III. Reserves Consolidated Cos (16)	1520	-1.231	-2.426
IV. Conversion differences (17)	1530		
V. Results attributed to holding co.	1540	-54.240	2.798
VI. Dividends issued in FY	1550		
A) OWN FUNDS	1560	**298.381**	**349.346**
B) EXTERNAL PARTNERS	1570	38.323	31.634
C) NEGATIVE CONSOLIDATION DIFFERENCE	1580		
D) EARNINGS TO DISTRIBUTE IN SEVERAL FINANCIAL YEARS	1590	1.476	23.510
E) PROVISIONS FOR RISKS & OVERHEADS	1600	12.948	9.869
I. Issue obligations & other negotiable Stock	1610		
II. Debts with credit entities	1615	261.713	363.661
III. Long term creditors by traffic operations	1625		
IV. Other long term debts	1630	18.990	89.748
F) LONG TERM CREDITORS	1640	**280.703**	**453.409**
I. Issue obligations & other negotiable Stock	1650		
II. Debts with credit entities	1655	330.536	258.472
III. Commercial Creditors	1665	408.139	361.016
IV. Other short term debts	1670	51.280	46.718
V. Adjustments for periodification	1680	33.449	53.696
G) SHORT TERM CREDITORS (4)	1690	**823.404**	**719.902**
H) SHORT TERM PROVISIONS FOR RISKS & OVERHEADS	1695		
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**1.455.235**	**1.587.670**

V. GROUP CONSOLIDATED RESULTS CURRENT FINANCIAL YEAR

Units: Millions of Pesetas

		CURRENT FINANCIAL YEAR		PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
+ Net Business Figure (5)	1800	975.811	100,00%	996.714	100,00%
+ Other earnings (6)	1810	5.969	0,61%	6.359	0,64%
+/- Variation All Stocks	1820		0,00%		0,00%
= TOTAL PRODUCTION VALUE	1830	981.780	100,61%	1.003.073	100,64%
- Net Purchases	1840	-509.554	-52,22%	-489.607	-49,12%
+/- Variation Market Stocks, Raw Materials & Other Consumibles	1850		0,00%		0,00%
- External & Operating overheads (7)	1860	-246.492	-25,26%	-260.889	-26,17%
= ADJUSTED ADDED VALUE	1870	225.734	23,13%	252.577	25,34%
+/- Other Overheads & Earnings (8)	1880		0,00%		0,00%
- Personnel Overheads	1890	-102.951	-10,55%	-96.551	-9,69%
= GROSS OPERATING RESULTS	1900	122.783	12,58%	156.026	15,65%
- Endowment Real Estate Amortised	1910	-121.998	-12,50%	-150.305	-15,08%
- Endowment Reversion Fund	1915		0,00%		0,00%
- Provisional Variation in Circulation (9)	1920		0,00%		0,00%
= NET OPERATING RESULT	1930	785	0,08%	5.721	0,57%
+ Finantial Earnings	1940	9.505	0,97%	8.175	0,82%
- Financial Overheads	1950	-41.277	-4,23%	-35.547	-3,57%
+ Interest & Cap. Exchange Rate Differences	1960		0,00%		0,00%
- Endowment Amortised & Financial Provision (10)	1970		0,00%		0,00%
+/- Conversion Results (18)	1980		0,00%		0,00%
+/- Participation Results Adjusted For Companies	1990	-32.203	-3,30%	-29.210	-2,93%
- Amortised Consolidated Goowill	2000	-1.690	-0,17%	-2.439	-0,24%
+ Negative Differences Consolidated Reversion	2010		0,00%		0,00%
= RESULT ORDINARY ACTIVITIES	2020	-64.880	-6,65%	-53.300	-5,35%
+/- Results from Non-material & Material Real Estate & Control Portfolio (11)	2021		0,00%	40.274	4,04%
- Variation Provisions. Non-material & Material Real Estate & Control Portfolio (12)	2023		0,00%		0,00%
+/- Results by Operations with share & Own Obligations (13)	2025		0,00%		0,00%
+/- Results of Previous Financial Years (14)	2026		0,00%		0,00%
+/- Other Extraordinary Results (15)	2030	-52.000	-5,33%	-10.520	-1,06%
= CONSOLIDATED RESULTS BEFORE TAXES	2040	-116.880	-11,98%	-23.546	-2,36%
+/- Tax on Profits	2042	60.634	6,21%	20.906	2,10%
= CONSOLIDATE RESULT OF Financial Year	2044	-56.246	-5,76%	-2.640	-0,26%
+/- Results Attributed to External Partners	2050	2.006	0,21%	5.438	0,55%
= RESULT OF FINANCIAL YEAR ATTRIBUTED	2060	-54.240	-5,56%	2.798	0,28%

VI. DISTRIBUTION OF NET BUSINESS FIGURE BY ACTIVITY

ACTIVITY		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
	2100				
SUBSCRIBERS	2105	410.413	396.587	780.487	748.412
ADVERTISING	2110	34.820	32.139	38.017	39.362
OTHERS	2115	232.990	240.627	157.307	208.940
	2120				
	2125				
	2130				
	2135				
	2140				
Work undertaken awaiting certification (*)	2145				
Total NB F	2150	678.223	669.353	975.811	996.714
Domestic Market	2160				
Exportation: European Union	2170				
OCDE Countries	2173				
Other countries	2175				

(*) Only to be completed by Construction Companies

VII. NAVERAGE NUMBER OF PERSONS EMPLOYED DURING THE PERIOD

		INDIVIDUAL		CONSOLIDATED	
		Current FY	Previous FY	Current FY	Previous FY
TOTAL PERSONS EMPLOYED	3000	925	975	1.591	1.676

VIII. EVOLUTION OF THE BUSINESS

(The information to be included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of investment and de-investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half yhear with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

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VIII. EVOLUTION OF THE BUSINESS

(The information to be included in this section, in addition to complying with the terms of the instructions for compliance with this half-yearly information, should also make express mention of the following aspects: Evolution of the earnings figures and the external costs on said earnings; the composition and analysis of the main operations that have taken place up to the obtaining of the extraordinary results; comment on the operations of investment and de-investment that are most relevant, explaining their effect on the labour fund of the company and particularly on the treasury thereof; a sufficient explanation about the nature and effect of the events that may have led to a significant variation in the earnings figure or on the results of the company in the current half yhear with respect to the information provided about those of the previous quarter).

SEE APPENDIX I

NOTE: In the event of the space reserved in these tables being insufficient for the explanations requested, the company shall be entitled to attached such additional pages as it may consider necessary.

IX. DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention will be made of the dividends distributed since the commencement of the financial year).

		% on Nominal	Pesetas per share	Amount (millions of pesetas)
1. Ordinary shares	3100			
2. Preference shares	3110			
3. Shares without voting right	3120			

Additional information concerning the iffuing of dividends (on account, complementary, etc.)

SOGECABLE, S.A. Has not distributed dividends.

X. I SIGNIFICANT FACTS (*)

		SI	NO
1. Acquisitions of transfers of stock in the cpital of specific companies quoted on the Stock Exchange arising from the obligation to inform under section 53 of the LMV (5 per 100 and multiples).	3200		X
2. Specific acquisitions of own portfolio under the obligation to informin the 1st additional provision of the LSA (1 per 100)	3210		X
3. Other significant increases and reductions in real estate (holdings greater than 10% in unquoted companies material relevant investments or de-investments etc).	3220		X
4. Increases and reductions in share capital or in the value of the titles	3230		X
5. Issues, repayments or cancellation of loans	3240		X
6. Changes in the Directors or the Board of Directors	3250	X	
7. Modifications to Articles of Association	3260		X
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the institutional regularization of the sector with particular bearing on the equity situation of the Company or Group.	3280		X
10. Lawsuits, litigation or claims that may particularly affect the equity situation of the Company or Group.	3290		X
11. Tender situations, suspension of payments etc.	3310		X
12. Special restricting agreements, cession or total or partial waiver of the policy and financial rights of the shares of the Company.	3320		X
13. Strategic agreements with national or international groups (exchange of shareholding packages etc).	3330	X	
14. Other significant facts	3340	X	

(*) Mark the corresponding box with an "X", in the affirmative case attaching an explanatory appendix in which the date of the communication to the CNMV and the SRVB is detailed.

XI. EXPLANATORY APPENDIX OF SIGNIFICANT FACTS

SEE APPENDIX II

Point 6. – (Information communicated on April 16, 2002)
The General Shareholders' Meeting held on April 16, 2002 agreed to ratify the nomination by cooption of GROUPE CANAL +, S.A. made by the Board of Directors on December 18, 2001 and nominate GROUPE CANAL +, S.A. as company director for the statutory period of five years to take effect from the date on which this agreement is adopted.

Point 6. – (Information communicated on May 14, 2002)
The Board of Directors accepted the resignation as company directors presented by Mr. Enrique Piñel López and Alba Inmobiliaria, S.A., represented by Mr. Isidro Fernández Barreiro.

Point 6. – (Information communicated on June 19, 2002)
The Board of Directors accepted the resignation presented by Mr. Luis Lobón Gayoso as director of the company.

Point 7. – (Information communicated on April 16, 2002)
The General Shareholders' Meeting held on April 16, 2002 agreed to transfer the registered company address to Avenida de los Artesanos, number 6, Tres Cantos (Madrid), consequently modifying Article 4º of the Articles of Association.

Point 13. – (Information communicated on May 8 and 9, 2002)
SOGECABLE and TELEFONICA – through its media subsidiary Admira, communicated the agreement reached for the integration of DTS Distribuidora de Televisión por Satélite (VIA DIGITAL) and SOGECABLE. The operation shall be performed by undergoing a capital increase in SOGECABLE, aimed at the shareholders of VIA DIGITAL, who may subscribe up to a maximum of 23% of the share capital in SOGECABLE, by transferring their shares in VIA DIGITAL. The effectiveness of the agreement is subject to the ratification of the boards of directors of SOGECABLE and Admira and to the authorisation of the relevant authorities. Until such time as the agreement is performed, SOGECABLE and TELEFONICA shall carry out the ordinary activities of their respective businesses and the transfer rate of the shares shall not be altered by the evolution of the companies.

Point 13. – (Information communicated on May 14, 2002)
The Board of Directors unanimously ratified the agreement signed on May 8, 2002 between Sogecable and Admira for the integration of their pay television businesses. Likewise, the Board of Directors agreed to call an Extraordinary General Shareholders' Meeting whereby the approval of a share capital increase would be submitted for a maximum of 28,981,121 shares, all of which may be transferred for shares in Distribuidora de Televisión por Satélite (Via Digital). The time at which said agreement shall receive the relevant administrative authorisations will be announced in the Extraordinary General Shareholders' Meeting.

Point 14. – (Information communicated on March 18, 2002)
The Board of Directors of Sogecable, S.A. agreed to convene an Ordinary General Shareholders' Meeting that was held on April 16, 2002, at its second calling. The Agenda of the General Meeting was issued.

Point 14. – (Information communicated on March 26, 2002)
Sogecable, S.A. communicated the convening of the Ordinary General Shareholders' Meeting that was held on April 16, 2002, at its second calling. The text of the official notice of the said calling was issued.

Point 14. – (Information communicated on April 16, 2002)
The Ordinary General Shareholders' Meeting of Sogecable, S.A., held on April 16, 2002 approved all those proposals for agreements submitted by the Board of Directors to the General Meeting. A record of the agreements adopted was issued.

NOTE: In the event of the space reserved in these tables being insufficient for the explanations requested, the company shall be entitled to attach such additional pages as it may consider necessary.

XII. SPECIAL REPORT OF THE ACCOUNT AUDITORS

(This section should only be filled in in relation to the information corresponding to the first half of the financial year following the last closed audited financial year, and will be applicable to those issuing companies that, in accordance with the thirteenth section of the Ministerial Order of January 18, 1991 are obliged to submit a special report from their account auditors when the audit report of the annual accounts for the immediately preceding financial year had rejected the opinion or included an adverse opinion or a qualified opinion. In the same section, it should be stated that the afore-mentioned special report of the account auditors is attached as an annexe to the half-yearly information, as well as a copy of the information or declarations made by the Directors of the Company about the updated situation of the reservations included by the auditor in his audit report of the annual accounts for the previous financial year and which, in accordance with the Technical Auditing Standards applicable, were the basis for the submission of the afore-mentioned special report.

SEE THE ATTACHED DOCUMENT SING BY COMPANY AUDITORS

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL

(GENERAL)

-.Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en millones de pesetas, sin decimales, efectuándose los cuadres por redondeo.
-.Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.
-.Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del período correspondiente al ejercicio anterior.
-. La información a incluir dentro del epígrafe Evolución de los Negocios deberá de permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el período cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

-. Definiciones:

(1) Las distintas rúbricas que componen el **Inmovilizado** y las Inversiones se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a doce (12) meses deberán reclasificarse, dentro de la rúbrica correspondiente, en **Acreedores a Corto Plazo.**

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad, deducidas las bonificaciones y demás reducciones sobre ventas así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la cifra de negocios.

☐

(6) En la rúbrica **Otros Ingresos** se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmobilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica **Gastos Externos y de Explotación** se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores (arrendamientos, reparaciones, transportes, seguros, energía, etc.), los tributos (excepto el impuesto sobre beneficios) y otros gastos de gestión.

*La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluída la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) La Dotación para Amortizaciones y Provisiones Financieras comprenderá las realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial y material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

□

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del período.
* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas **Resultados y Diferencias de Conversión** (aparece unicamente en consolidación) recojerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluído en el proceso de consolidación.

Sogecable

RELEVANT EVENTS IN 2002

Via Digital integration agreement

On January 29th, 2003, both Sogecable and Telefónica's chairmans reached a new agreement to start the process of integration of Vía Digital in Sogecable.

The deal means a significant step for the future development of Sogecable, achieving 2.4 million subscribers to enhance the operating leverage.

Additionally, this transaction will allow Sogecable to face the growth in the market in a stable competitive environment and to implement significant cost rationalisation processes in programming, marketing and other operating costs, benefiting from the economies of scale it brings.

This operation makes wider the undisputed leadership position in the Spanish pay-tv sector that Sogecable holds, boosted by Canal+ -the key premium channel-, the contents of US major studios, the most outstanding Spanish cinema blockbusters, the Spanish Football League and many other sport events –such as basketball and golf.

Also on January 29th, 2003, a plan was referred to the Spanish Anti-Trust Service to meet the restrictions attached to the Spanish government's approval. Nevertheless, Sogecable and Telefónica launched an appeal to the Spanish Supreme Court against five conditions out of the thirty-four that were set.

The agreement also sets certain measures to contribute to fund the operation. In that way, Via Digital's net debt cannot exceed 425 million euros as of April 30th, 2003.

On the other hand, Prisa, Groupe Canal+ and Telefónica will equally subscribe to a 150 million euros participating loan with maturity in ten years along with a 175 million euros subordinated loan to be offered to all Sogecable's shareholding. This debt issue is secured by Telefonica, as well as the 80 million euros currently guaranteed in Audiovisual Sport financing debt.

All together, these commitments will bring more than 400 million euros cash funds from the three main Sogecable's shareholders.

Remarkably, it is to be pointed out that Telefonica will hold a stake in Sogecable for at least three years. Telefónica would also waive all political rights exceeding the ones held by Prisa and Groupe Canal+, if necessary.

After the transaction, Prisa, Groupe Canal+ and Telefonica will be represented with the same number of members on Sogecable's Board of Directors. Prisa will keep the management in Sogecable.

Replacement of subscribers' smart cards - Commercial evolution update

In April 2002, Canal Satélite Digital launched a new conditional access system and replaced the smart cards of their subscribers. This process, successfully carried out for the first time in Spain, thus avoiding any illegal reception of services and enforces future activities. Following these changes, premium subscription requests and pay-per-view services increased sharply and churn rates went up.

On October 1st, 2002, Canal Satélite Digital launched a new price for basic offering at 22 euros per month. Through this measure, Sogecable seeks to increase penetration within new Spanish market segments, which are newly profitable. Within the past months, Canal Satélite Digital has continued recruiting as many new subscribers as in the past years, offsetting the short-term increase in basic subscription cancellations after the new conditional access system was put into practice in April 2002.

Extraordinary results

In the fourth quarter of 2002, Sogecable has applied 22.3 million euros -included in the extraordinary provision set in the second quarter- to advance income taxation on foreseen profits. This provision is included in the Corporate Tax line.

In the first half results, Sogecable registered a provision -included in the Corporate Income Tax line- to fully offset the positive impact of 27.5 million euros gain achieved by applying the Spanish Law 24/2001 issued on December 27th 2001 to anticipate taxation on capital gains.

Financial debt

In the past months of 2002, Sogecable's net financial debt has been reduced. In the second half of 2002, net financial debt declined sharply by 67.4 million euros, totalling 582.3 million euros as of December 31st, 2002 and representing a 30.8 million euros reduction in comparison to December 31st, 2001.

Additionally, different agreements were reached with financial institutions to start updating the present financial vehicles to future needs and contributing to achieve the additional banking facilities to fund the integration of Via Digital.

Sogecable

SUBSCRIBERS UPDATE

As of December 31st, 2002 Sogecable has 1,872,000 subscribers. The percentage of digital clients increased by up to 65% driven by new subscribers joining Canal Satélite Digital and continuous migration from the analogue service. At the end of 2001, digital subscribers stood as 61% of Sogecable's client portfolio.


45%
39%
35%
2000
2001
2002
% Analogue subscribers
% Digital subscribers

CANAL+

CANAL+ remains as the main booster for pay-tv subscription in Spain. 95.6% of Canal Satélite Digital's clients select CANAL+ in their choice, in comparison to 88.1% one year before. Including its 651,000 analogue subscribers, 97.2% of Sogecable subscriber base enjoy the exclusive contents of CANAL+.

	31-Dec-02	31-Dec-01	31-Dec-00	12/02 vs 12/01	12/01 vs 12/00
TOTAL CANAL+	**1,818,307**	**1,871,324**	**1,758,148**	**-53,017**	**113,176**
Canal+ Digital	1,167,450	1,084,082	885,449	83,368	198,633
Canal+ Analogue	650,857	787,242	872,699	-136,385	-85,457


93.5
84.2
88.1
95.6
1999
2000
2001
2002

% Canal+ subscribers in the digital offering

SATELITE CANAL DIGITAL

As of December 31st, 2002 1,221,000 clients subscribe to CANAL SATELITE DIGITAL offers. In the past six months, after recruiting the same number of new subscribers than in 2001, gross additions showed up higher requests to join premium offers to get the most appealing services. Additionally, the number of subscribers that decided to upgrade their subscriptions adding additional contents increased remarkably. As of December 31st, 2002, 95.6% of subscribers choose premium offers.

Sogecable

The cancellations of subscriptions were higher since the conditional access system was replaced in April 2002, but declined slightly in the past months and keep focused primarily on the cheapest packages. The new price of the basic service launched on October 1st, 2002 helps to increase the number of new subscribers in this offering, benefiting Sogecable to increase penetration in new market segments.

	31-Dec-02	31-Dec-01	31-Dec-00	12/02 vs 12/01	12/01 vs 12/00
CANAL SATÉLITE DIGITAL	**1,220,669**	**1,230,038**	**1,051,563**	**-9,369**	**178,475**
Premium subscribers	1,167,450	1,084,082	885,449	83,368	198,633
Basic subscribers	53,219	145,956	166,114	-92,737	-20,158


84%
16%
88%
12%
96%
4%
2000
2001
2002
% Premium CSD subscribers
% Basic CSD subscribers

The growth in pay-per-view sales -started after the replacement of digital smart cards and the encryption system- increased sharply in the past months, most remarkably after the Spanish football league resumed.

In the fourth quarter of 2002, pay-per-view sales went up by 84% in comparison to the same period of the previous year. The football pay-per-view sales increased by 95% versus the services sold between October and December 2001.


+68%
+95%
Films
Football
2001 2002

BUSINESS REVIEW

Subscription revenues

Subscription revenues grew by 32.1 million euros in 2002 in comparison to the previous year. The continuous digitalisation, the increasing appetite for digital premium subscriptions and the boost of pay-per-view sales are the main drive for that growth. Despite subscriber growth trend discontinued in 2002, the subscription revenues increased, benefiting from higher subscriber average revenues.


348.8
397.5
476.9
632.6
688.1
748.4
780.5
1996
1997
1998
1999
2000
2001
2002

Advertising revenues

Advertising revenues reached 38.0 million euros in 2002 and increased substantially in the past quarter of 2002, up 17% from the fourth quarter of 2001 and up 111% in comparison to the third quarter of 2002. The revenues coming from advertising stands at 3.9% of Sogecable's Net Turnover. The 1.4 million euros decline in the year 2002 was basically focused in the first quarter of the year.

Other revenues

Other revenues reached 157.3 million euros in 2002 in comparison to 208.9 million euros achieved in the year 2001. The main differences came from the film production activities and the revenues obtained for sublicensing pay-per-view football content to other Spanish operators.

The release of the blockbuster 'The Others' generated consolidated revenues of 28.2 million euros in 2001. The contribution of this successful film to EBITDA was 21.4 million euros and stood for 8.8 million euros to EBIT in 2001.

In 2002, the revenues related to pay-per-view sublicensing to other operators were 42.0 million euros, 26.6 million euros lower than was achieved in 2001. The contribution to EBITDA in 2002 amounted to 30.5 million euros, in comparison to 51.8 million euros during 2001. These revenues -related to the deals with Spanish football teams, which are in place until June 2003- will bring additional revenues of 23.3 million euros.

Operating expenses

Operating expenses reached 859.0 million euros in 2002, up 1.4% in comparison to 847.0 million in the previous year.

Purchases reached 509.6 million euros in 2002, up 19.9 million euros versus 2001 and basically affecting the first half of the year.

Benefiting from the rationalisation of the Group's activities in 2002, the average number of employees declined to 1,591 people in comparison to 1,676 average workers in the previous year. The severance pays –included in the personnel expenses line-reached 6.6 million euros in 2002. In 2002, personnel expenses grew by 6.4 million euros in comparison to 2001.

On the other hand, the rationalisation, updating and integration in Sogecable's activities derived from the move to the new premises, allowed and helped to reduce the other operating costs of 14.4 million euros, down 5.5% in comparison to 2001. The advertising costs reached 20.4 million euros in 2002, significantly lower than the ones incurred in the previous year.

Operating results

EBITDA reached 33.9 million euros in the fourth quarter of 2002. In the same period of 2001 EBITDA was 42.0 million euros, benefiting from the contribution of 7.4 million euros related to the release of the film 'The Others'.

As of December 31st, 2002, EBITDA reached 122.8 million euros, in comparison to 156.0 million euros in 2001. The difference was partially offset by the evolution of depreciation and amortisation –reaching 122.0 million euros in 2002, down 28.3 million euros from 150.3 million euros registered in 2001. The lower activity in the film interests and the gradual decline in the depreciation of analogue set top boxes and start-up expenses related to the launching of Canal Satélite Digital are the main reason for the reduction.

Due to that, EBIT shows profits as over the past three years and reached 0.8 million euros in 2002, in comparison to 5.7 million euros in 2001.

Results of companies carried by the equity method

The Companies Carried by the Equity Method contributed to Sogecable's results with a loss of 32.2 million euros, up 3.0 million euros from last year's contribution of 29.2 million euros. Audiovisual Sport is the main source of losses in both periods and brings the most remarkable variation.

Extraordinary results

On September 25th 2002, Groupe Canal+ announced an agreement to sell its stake in Canal+ Technologies to Thomson Multimedia for 190 million euros. In 2002 Sogecable has registered a 41.5 million euros provision in order to update the valuation of its stake in this company.

Additionally, 3.4 million euros out of this provision were set up to update the valuation of Sogecable's own shares –representing a 0.2% of capital- held as of December 31st, 2002.

Extraordinary Results for 2001 were profits of 29.8 million euros, including 40.3 million euros of revenues from the sale of Sogepaq's stake to StudioCanal and the write-off of 6.2 million euros to anticipate the replacement of old digital smart cards.

Net result

The Net Consolidated Result Attributed to the Controlling Company in the fourth quarter of 2002 shows profits of 1.5 million euros in comparison to losses of 2.0 million euros in the last three months of 2001.

The Net Consolidated Result Attributed to the Controlling Company in 2002 were losses of 54.2 million euros in comparison to profits of 2.8 million euros in 2001.

Net debt

As of December 31st, 2002, Sogecable's net debt declined by 30.8 million against December 31st, 2001. Since June 30th 2002, net financial debt declined sharply by 67.4 million euros, totalling 582.3 million euros as of December 31st, 2002.


613.1
620.9
649.7
606.2
582.3
Dec- 01
Mar- 02
Jun- 02
Sep- 02
Dec - 02

Different agreements reached during the year with the main financial institutions operating in Spain contribute to start updating the present financial vehicles to future needs and contributing to achieve the additional banking facilities to fund the integration of Via Digital.

The most outstanding operation in 2002 was the repayment of 223 million euros outstanding in the syndicated loan obtained by Canal Satélite Digital to finance its launching. A new 190 million euros facility was achieved -and increased later- to fund Sogecable accordingly to the future perspectives.

Sogecable Group's CAPEX in 2002

CAPEX reached 120.7 million euros in 2002. Out of that, it is to be remarked that 41.4 million euros were related to Sogecable's new premises construction and technical equipments based in Tres Cantos - Madrid, inaugurated on September 17th, 2002. Sogecable achieves by that means the rationalisation and integrates its streamlined activities, which increases efficiency.

Additionally, Sogecable remains enforcing the development of Spain's cinema interests, investing 17.7 million euros in production and distribution operations during 2002.

Sogecable

Appendix

Consolidated Results

December 31st, 2002 (Year 2002)

FOURTH QUARTER CONSOLIDATED FINANCIAL STATEMENTS 2002 & 2001 (October-December)

	2002 Euro MM	2001 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**254.9**	**265.8**	**-11.0**	**-4.1%**
Net Turnover	254.0	263.9	-9.9	-3.7%
Subscribers	*198.2*	*195.1*	*3.0*	*1.6%*
Advertising	*12.4*	*10.6*	*1.8*	*16.7%*
Other	*43.5*	*58.2*	*-14.7*	*-25.3%*
Other operating revenues	0.8	2.0	-1.1	-57.0%
OPERATING EXPENSES	**220.9**	**223.8**	**-2.9**	**-1.3%**
Purchases	135.7	130.1	5.6	4.3%
Personnel expenses	26.7	24.4	2.3	9.3%
Other operating expenses	58.5	69.3	-10.8	-15.6%
EBITDA	**33.9**	**42.0**	**-8.1**	**-19.2%**
Depreciation and amortisation	31.5	39.3	-7.8	-19.8%
OPERATING INCOME/LOSS (EBIT)	**2.5**	**2.7**	**-0.3**	**-10.6%**
Financial results	-12.0	-7.1	-4.9	68.0%
Share in results of companies carried by the equity method	-8.2	-6.7	-1.5	22.0%
Amortisation of goodwill	-0.4	-0.5	0.1	-20.6%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-18.2**	**-11.6**	**-6.5**	**56.2%**
Extraordinary results	19.8	-9.6	29.3	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**1.6**	**-21.2**	**22.8**	**-107.5%**
Corporate income tax	1.8	-17.3	19.1	-110.5%
CONSOLIDATED INCOME/LOSS	**-0.2**	**-3.9**	**3.7**	**-94.4%**
Income/Loss attributed to minority interests	-1.7	-1.9	0.2	-11.4%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**1.5**	**-2.0**	**3.5**	**-175.4%**

CONSOLIDATED FINANCIAL STATEMENTS AS OF 31st DECEMBER 2002 & 2001 (January-December)

	2002 Euro MM	2001 Euro MM	dif Euro MM	% var
TOTAL REVENUES	**981.8**	**1,003.1**	**-21.3**	**-2.1%**
Net Turnover	975.8	996.7	-20.9	-2.1%
Subscribers	*780.5*	*748.4*	*32.1*	*4.3%*
Advertising	*38.0*	*39.4*	*-1.3*	*-3.4%*
Other	*157.3*	*208.9*	*-51.6*	*-24.7%*
Other operating revenues	6.0	6.4	-0.4	-6.1%
OPERATING EXPENSES	**859.0**	**847.0**	**11.9**	**1.4%**
Purchases	509.6	489.6	19.9	4.1%
Personnel expenses	103.0	96.6	6.4	6.6%
Other operating expenses	246.5	260.9	-14.4	-5.5%
EBITDA	**122.8**	**156.0**	**-33.2**	**-21.3%**
Depreciation and amortisation	122.0	150.3	-28.3	-18.8%
OPERATING INCOME/LOSS (EBIT)	**0.8**	**5.7**	**-4.9**	**-86.3%**
Financial results	-31.8	-27.4	-4.4	16.1%
Share in results of companies carried by the equity method	-32.2	-29.2	-3.0	10.2%
Amortisation of goodwill	-1.7	-2.4	0.7	-30.7%
INCOME/LOSS ON ORDINARY ACTIVITIES	**-64.9**	**-53.3**	**-11.6**	**21.7%**
Extraordinary results	-52.0	29.8	-81.8	n.a.
CONSOLIDATED INCOME/LOSS BEFORE TAXES	**-116.9**	**-23.6**	**-93.3**	**n.a.**
Corporate income tax	-60.6	-20.9	-39.7	190.0%
CONSOLIDATED INCOME/LOSS	**-56.2**	**-2.6**	**-53.6**	**n.a.**
Income/Loss attributed to minority interests	-2.0	-5.4	3.4	-63.1%
INCOME/LOSS ATTRIBUTED TO THE CONTROLLING COMPANY	**-54.2**	**2.8**	**-57.0**	**n.a.**

SOGECABLE'S CONSOLIDATED BALANCE SHEETS

ASSETS	December 31st 2002	December 31st 2001
Start-up expenses	26,267	39,357
Intangible assets	244,580	259,206
Tangible fixed assets	252,608	269,100
Long-term financial investments	337,162	417,476
Shares of the controlling company	591	701
FIXED AND OTHER NONCURRENT ASSETS	**861,208**	**985,840**
GOODWILL IN CONSOLIDATION	**1,916**	**3,606**
DEFERRED CHARGES	**117,852**	**89,393**
Inventories	164,183	164,876
Accounts receivable	249,506	285,866
Cash and short-term financial investments	9,961	9,059
Accrual accounts	50,609	49,030
CURRENT ASSETS	**474,259**	**508,831**
TOTAL ASSETS	**1,455,235**	**1,587,670**

SHAREHOLDERS' EQUITY AND LIABILITIES	December 31st 2002	December 31st 2001
Capital stock	194,048	194,048
Additional paid-in capital and other reserves	159,804	154,926
Reserves at consolidated companies	-1,231	-2,426
Income / Loss for the year	-54,240	2,798
SHAREHOLDERS' EQUITY	**298,381**	**349,346**
MINORITY INTERESTS	**38,323**	**31,634**
DEFERRED REVENUES	**1,476**	**23,510**
PROVISIONS FOR CONTIGENCIES AND EXPENSES	**12,948**	**9,869**
Long-term payables to financial entities	261,713	363,661
Other long-term accounts payable	18,990	89,748
LONG-TERM DEBT	**280,703**	**453,409**
Short-term payables to financial entities	330,536	258,472
Trade accounts payable	408,139	361,016
Other non-trade debts	51,280	46,718
Accrual accounts	33,449	53,696
CURRENT LIABILITIES	**823,404**	**719,902**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**1,455,235**	**1,587,670**

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APPENDIX II: SIGNIFICANT INFORMATION

Point 6. – (Information communicated on April 16, 2002)
The General Shareholders' Meeting held on April 16, 2002 agreed to ratify the nomination by cooption of GROUPE CANAL +, S.A. made by the Board of Directors on December 18, 2001 and nominate GROUPE CANAL +, S.A. as company director for the statutory period of five years to take effect from the date on which this agreement is adopted.

Point 6. – (Information communicated on May 14, 2002)
The Board of Directors accepted the resignation as company directors presented by Mr. Enrique Piñel López and Alba Inmobiliaria, S.A., represented by Mr. Isidro Fernández Barreiro.

Point 6. – (Information communicated on June 19, 2002)
The Board of Directors accepted the resignation presented by Mr. Luis Lobón Gayoso as director of the company.

Point 6.- (Information communicated on September 17, 2002)
The Board of Directors accepted the resignation presented by Mr. Pierre Lescure, as Vice-Chairman, member of the Board and member of the Executive Committee of the company. This vacancy for the Board has been filled by Mr. Xavier Couture, who has been appointed by the same Board meeting as Vice-Chairman, member of the Board and member of the Executive Committee of the company.

Point 7. – (Information communicated on April 16, 2002)
The General Shareholders' Meeting held on April 16, 2002 agreed to transfer the registered company address to Avenida de los Artesanos, number 6, Tres Cantos (Madrid), consequently modifying Article 4º of the Articles of Association.

Point 13. – (Information communicated on May 8 and 9, 2002)
SOGECABLE and TELEFONICA – through its media subsidiary Admira, communicated the agreement reached for the integration of DTS Distribuidora de Televisión por Satélite (VIA DIGITAL) and SOGECABLE. The operation shall be performed by undergoing a capital increase in SOGECABLE, aimed at the shareholders of VIA DIGITAL, who may subscribe up to a maximum of 23% of the share capital in SOGECABLE, by transferring their shares in VIA DIGITAL. The effectiveness of the agreement is subject to the ratification of the boards of directors of SOGECABLE and Admira and to the authorisation of the relevant authorities. Until such time as the agreement is performed, SOGECABLE and TELEFONICA shall carry out the ordinary activities of their respective businesses and the transfer rate of the shares shall not be altered by the evolution of the companies.

Point 13. – (Information communicated on May 14, 2002)
The Board of Directors unanimously ratified the agreement signed on May 8, 2002 between Sogecable and Admira for the integration of their pay television

businesses. Likewise, the Board of Directors agreed to call an Extraordinary General Shareholders' Meeting whereby the approval of a share capital increase would be submitted for a maximum of 28,981,121 shares, all of which may be transferred for shares in Distribuidora de Televisión por Satélite (Via Digital). The time at which said agreement shall receive the relevant administrative authorizations will be announced in the Extraordinary General Shareholders' Meeting.

Point 13.- (Information communicated on November 29, 2002)

SOGECABLE S.A. made public that the Council of Ministers held on 29/11/2002, authorized, under certain conditions, the agreement signed on 08/05/2002 between SOGECABLE S.A. and Admira for the integration of their pay television businesses, named SOGECABLE and DTS Distribuidora de Televisión Digital (Vía Digital), respectively.

Point 13.- (Information communicated on December 2, 2002)

The Council of Ministers' meeting held on November 29th, passed two different resolutions related to the authorization of the economic operation of consolidation consisting of the integration of DTS Distribuidora de Televisión Digital (Vía Digital) within SOGECABLE group.

Point 14. – (Information communicated on March 18, 2002)
The Board of Directors of Sogecable, S.A. agreed to convene an Ordinary General Shareholders' Meeting that was held on April 16, 2002, at its second calling. The Agenda of the General Meeting was issued.

Point 14. – (Information communicated on March 26, 2002)
Sogecable, S.A. communicated the convening of the Ordinary General Shareholders' Meeting that was held on April 16, 2002, at its second calling. The text of the official notice of the said calling was issued.

Point 14. – (Information communicated on April 16, 2002)
The Ordinary General Shareholders' Meeting of Sogecable, S.A., held on April 16, 2002 approved all those proposals for agreements submitted by the Board of Directors to the General Meeting. A record of the agreements adopted was issued.